Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

VOLUNTARY ANNOUNCEMENT

This announcement is made by the Company on a voluntary basis.

FORMATION OF THE PARTNERSHIP AND ACCEPTANCE OF RELEVANT SERVICES

The Board wishes to announce that the Company, CRCCH and Hengtongda (each as a limited partner) intend to enter into the Partnership Agreement with Tianjin Hutong (as the general partner and managing partner) for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB28,010,000,000, of which RMB14,000,000,000 shall be contributed by the Company. The initial term of the Partnership is expected to be 35 years from the date of its establishment. The Partnership will mainly invest in infrastructure projects in the PRC.

Following the formation of the Partnership, the Partnership and its partners will enter into the Entrusted Management Agreement with China Life Capital, pursuant to which China Life Capital will serve as the manager of the Partnership to provide investment management, administrative management and daily operation management services to the Partnership. The Partnership shall pay to China Life Capital a management fee in relation to such services each year, which shall be shared by all the limited partners. The amount of the annual management fee shall be 0.12% of the balance of the paid-in capital contribution of the limited partners.

In addition, the Partnership will also enter into the Investment Advisory Agreement with CLI, pursuant to which CLI will serve as the investment advisor of the Partnership to provide investment advice, policy consultation, project due diligence exercise and other investment advisory services to the Partnership. The Partnership shall pay to CLI an investment advisory fee in relation to such services each year, which shall be shared by all the limited partners. The amount of the annual investment advisory fee shall be 0.12% of the balance of the paid-in capital contribution of the limited partners.

Commission File Number 001-31914

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. Although Tianjin Hutong is indirectly owned as to 19% by CLIC, it is not an associate of CLIC and therefore not a connected person of the Company. Save for that, Tianjin Hutong, CRCCH and Hengtongda and their ultimate beneficial owners are third parties independent of the Company and its connected persons. As such, the transaction regarding the formation of the Partnership does not constitute a connected transaction of the Company under Chapter 14A of the Listing Rules, nor a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

As CLI is a wholly-owned subsidiary of CLIC, and China Life Capital is a wholly-owned subsidiary of CLI, each of CLI and China Life Capital is an associate of CLIC and therefore a connected person of the Company. As such, the transactions under the Entrusted Management Agreement and the Investment Advisory Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that all applicable percentage ratios in respect of the annual management fee and the annual investment advisory fee undertaken by the Company in aggregate are less than 0.1%, the transactions under the Entrusted Management Agreement and the Investment Advisory Agreement are exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As the cumulative transaction amount between the Company (as one party) and CLIC and its subsidiaries (as the other party) for the past 12 consecutive months accounts for more than 0.5% of the latest audited net assets of the Company, the Company is required to disclose the continuing connected transactions under the Entrusted Management Agreement and the Investment Advisory Agreement in accordance with the requirements of the SSE Listing Rules.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Company may invest in high-quality assets in the infrastructure sector through the formation of the Partnership, which will enable the Company to consolidate its strategic cooperation with CRCC, and help it achieve a long-term and steady return. For the purpose of providing professional management services, the Partnership will appoint China Life Capital and CLI, both of which have extensive experience in the insurance funds investment and infrastructures investment, as its manager and investment advisor, respectively, with an aim of maximizing the investments of the Partnership and its operating efficiency through the close cooperation between China Life Capital and CLI.

The Directors consider that the above transactions were entered into in the ordinary and usual course of business of the Company, on normal commercial terms, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Commission File Number 001-31914

RISKS OF THE TRANSACTIONS

The risks of the transactions mainly include: (a) the impact of the changes in macro-control policy, financial and taxation policy, industrial policy, laws and regulations, as well as the changes in economic cycle and competitive landscape of regional markets on the value of any projects invested by the Partnership, and (b) the operating risk arising from the management and operation by the general partner and the manager of the assets of the Partnership.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the China Banking and Insurance Regulatory Commission.

CLI and China Life Capital are subsidiaries of CLIC. CLI is primarily engaged in the business of investment, investment management and asset management. China Life Capital is a platform for professional investment and management of funds within CLIC with a focus on investment in real assets in such sectors as commercial properties and infrastructures.

CRCCH and Tianjin Hutong are subsidiaries of CRCC, and Hengtongda is a subsidiary of CRCC’s associate. As one of the largest integrated construction groups in the world, CRCC is principally engaged in construction contracting, survey, design and consultancy operations, industrial manufacturing, real estate development, logistics and materials trade, etc. A shares (stock code: 601186) and H shares (stock code: 1186) of CRCC are listed on the SSE and the Stock Exchange, respectively.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“China Life Capital”	國壽資本投資有限公司 (China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLI

Commission File Number 001-31914

“CLI”	國壽投資控股有限公司 (China Life Investment Holding Company), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person(s)”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CRCC”	中國鐵建股份有限公司 (China Railway Construction Corporation Limited), a joint stock limited liability company established under the laws of the PRC

“CRCCH”	中鐵建資本控股集團有限公司 (China Railway Construction Capital Holding Co., Ltd.), a company established under the laws of the PRC with limited liability, and a subsidiary of CRCC

“Directors”	the directors of the Company

“Entrusted Management Agreement”	the entrusted management agreement to be entered into by the Partnership and its partners with China Life Capital

“Hengtongda”	天津恒通達投資有限責任公司 (Tianjin Hengtongda Investment Co., Ltd.), a company established under the laws of the PRC with limited liability, and a subsidiary of CRCC’s associate

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Investment Advisory Agreement”	the investment advisory agreement to be entered into by the Partnership with CLI

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Partnership”	國壽鐵建基礎設施投資基金（有限合夥） (China Life Railway Construction Infrastructures Investment Fund (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

Commission File Number 001-31914

“Partnership Agreement”	the partnership agreement to be entered into by the Company, CRCCH and Hengtongda (each as a limited partner) with Tianjin Hutong (as the general partner and managing partner)

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“SSE”	Shanghai Stock Exchange

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on the SSE

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Tianjin Hutong”	天津互通投資有限責任公司 (Tianjin Hutong Investment Co., Ltd.), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of CRCC

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 24 November 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie